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                                               Filed by Expedia, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                               under the Securities Act of 1933
                                               Subject Company:  Expedia, Inc.
                                               Commission File No.  000-27429

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transactions described to be completed for any reason. We have based all of our forward-looking statements on information available to us as of July 16, 2001 and we are not obligated to update any of these forward-looking statements. You should note that our actual results could differ materially from the forward-looking statements.

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations. INVESTORS SHOULD READ THE JOINT PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

                                    * * * *

[THE FOLLOWING SLIDE SHOW WAS PRESENTED TO EMPLOYEES OF EXPEDIA LOCATED IN EUROPE ON JULY 26, JULY 27 AND JULY 31, 2001.]

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[LOGO OF EXPEDIA, INC.]

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                            [LOGO OF EXPEDIA, INC.]

[LOGO OF USA NETWORKS INC]                            [LOGO OF MICROSOFT]

                           The USA Networks Package:

                       A Briefing for Expedia Employees
                            Germany, UK and Belgium

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[LOGO OF EXPEDIA, INC.]

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Expedia Transaction

 . USA Networks is offering to purchase up to 37.5 million shares of Expedia common stock

 . Existing shareholders have an opportunity to participate on the same terms as Microsoft

 .  Stock Option holders will receive Expedia warrants

 .  Microsoft stock option holders must exercise or lose MSFT options.

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[LOGO OF EXPEDIA, INC.]

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The Exchange

                                                         \
                          --------------------------------
                                                         /
[LOGO OF MICROSOFT]         Up to 33.7 million shares of
                               Expedia Common Stock*

                                                         \
                          --------------------------------
                                                         /
      Other                 Up to 3.8 million shares of        [LOGO OF USA
   Shareholders                Expedia Common Stock*            NETWORKS INC]

                          /                                 ___
                          --------------------------------     |
                          \                                    |
                          37.5mm USAI "bundled securities":    |    Based on
                               .  USAI common stock            |  theoretical
                               .  Preferred stock              |     value
                               .  Warrants                     |
                                                            ___|

* If more than 37.5 million shares of Expedia stock are offered to be exchanged, all shareholders will be cut back on a prorated basis.

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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     Expedia Option Holders

     Will receive approximately 1 Expedia warrant for every 5 Expedia options*

          * (actual ratio = 0.1920 warrants for 1 share)

Before Transaction                                    \      After Transaction
                       --------------------------------
                                                      /
                          1 warrant (approximately)*
1,000 EXPE Options           for every 5 options             1,000 EXPE Options
                                                                     &
                                                             192 EXPE Warrants*

                                       5
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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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Warrant to Option Holders:


  Who is Eligible

  Any employee that has been granted stock options on or before July 15, 2001 and still holds the option at the time the warrants are offered

  What Options are Eligible

  .  Vested and unvested outstanding options

  .  Granted prior to July 15th (includes July review grants)

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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What is an Expedia Warrant?

A warrant is similar to a non-qualified stock option. It is the right to buy:

     -  A specific amount of Expedia stock

     -  At a specific price ($52)

     -  By a specific date (7 year expiration)

     -  Will be tradable on a public exchange once vested

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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What You Can Do With Expedia Warrants

     You can:

     -  Hold

     -  Exercise

     -  Sell

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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Expedia Vesting

 .  Warrants begin to vest 90 days after close of the deal

 .  After 90 days, warrants vest on the same schedule as the underlying options

                                       9
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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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Vesting Schedule


Options

   |             |                        |                  |             |
   |             |                        |                  |             |
   |_____________|________________________|__________________|____/ /______|
   |             |                        |                  |   / /       |
   |             |                        |                  |             |

11/1/00       11/1/01                   5/1/02             5/1/05       11/1/07

 1,000          125                      125                1,000     Expiration
options         vest                     vest               100%
granted                                                     vested

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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Vesting Schedule

Warrants

     192            24         24                  192
  warrants         vest       vest                 100%
  offered            |          |                 vested              Expiration
      |              |          |                    |
      |              |          |                    |
      |____ BLACK ___|__________|____________________|________/ /__________|
             OUT                |                    |       / /           |
           |                    |                    |                     |
       10/15/01   1/15/02    5/1/02               5/1/05               10/15/08
           |                    |                    |
           |                    |                    |
Options    |                    |                    |
           |                    |                    |
           |                    |                    |
  |        |                    |                    |                     |
  |        |                    |                    |                     |
  |________|____________________|____________________|________/ /__________|
  |        |                    |                    |       / /           |
  |        |                    |                    |                     |

11/1/00  11/1/01             5/1/02               5/1/05                11/1/07

 1,000     125                125                  1,000              Expiration
options    vest               vest                 100%
granted                                           vested

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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Warrant Schedule


     7/15/01     ~10/5/01       ~10/15/01                      1/15/02

       /            /              /                             /
      /            /              /                             /             \
     /            /              /                             /               \
--------------------------------------------------------------------------------
                                        Cannot Exercise             Warrant    /
                      Cannot          Warrants (90 Days)          Vests with  /
                     Exercise                                     Underlying
                     Options                                        Option
                                     Can exercise options

    |            |              |                             |
    |            |              |                             |
  \ | /        \ | /          \ | /                         \ | /
   \|/          \|/            \|/                           \|/

Eligibility   Warrant      Shareholder                     Warrant
  Date       Offer Date        Mtg.                        Vesting
                                                           Begins

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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Expedia Warrant Tax Details
(German employees)

At Issuance:     No Tax

At Vest:         No Tax

At Exercise:     Ordinary Income Tax

At Sale of Expedia Stock: Capital Gain (no tax if held shares greater than 1 year)

At Sale of Warrant: Ordinary Income Tax

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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Expedia Warrant Tax Details
(UK employees)*

At Issuance:   No Tax

At Vest:       No Tax

At Exercise:   Ordinary Income Tax

At Sale of Expedia Stock:  Ordinary Income
  (Upon the sale of stock, ordinary income is recognized unless Expedia Inc can demonstrate that it is NOT a dependent subsidiary of USAI. We are currently taking steps to secure capital gains tax treatment at sale)

At Sale of Warrant:  Ordinary Income Tax
*Assumes Resident and Ordinarily Resident

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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Expedia Warrant Tax Details
(Belgium employees)

Warrants are taxed like options, at offer

Offer:  Number of warrants is known,
        vesting is known,
        exercise price is known.

Based on the information you received on July
  16th, you may have received an offer. Refusal of this offer is necessary to ensure that no taxes are due.

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[LOGO OF EXPEDIA, INC.]                    For Option Holders

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Expedia Warrant Tax Details
(Belgium employees)

 .  Refusal forms are being distributed and needed back by September 14th

 .  At issuance, a new offer (the real one) will be made to you

 .  Taxation on warrants is similar to tax on options

   -- Taxation will be on 17% of the FMV of Expedia Inc. stock underlying the warrants at offer.

   -- No tax upon exercise or sale of warrants.

   -- Taxation can be reduced.

   -- More information to be provided at the time of offer.

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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Expedia Shareholders


     .  Are you a shareholder right now?

     .  Do you intend to buy Expedia stock within the next 3-4 months?


     If the answer is yes to either of these questions, this next section is for you.

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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Shareholders: Who is Eligible


Expedia Shareholders:

     Any employee that has purchased (EXPE) shares through:

          .  The open market

          .  The ESPP Plan (up to June 30th purchase)

          .  Exercising stock options and holding the underlying shares

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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Expedia Shareholders will have 2 choices

 ___________________________________      _____________________________________
|                                   |    |                                     |
|                                   |    |                                     |
|                                   |    |                                     |
|    HOLD Expedia Common Stock      |    |    Exchange Expedia common stock    |
|                &                  |    |      for the following:             |
|     Receive approximately 1       |    |                                     |
|      Expedia warrant per 5        |    |     .  USAI Common Stock            |
|           shares held             | OR |                                     |
| (actual ratio = 0.1920 warrants   |    |     .  USAI Preferred Stock         |
|           for 1 share)            |    |                                     |
|                                   |    |     .  USAI Warrants Issued         |
|                                   |    |                                     |
|     [LOGO OF EXPEDIA, INC.]       |    |     [LOGO OF USA NETWORKS INC]      |
|                                   |    |                                     |
|                                   |    |                                     |
|___________________________________|    |_____________________________________|

                    - or a combination of the two choices -

                                      19
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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Expedia Shareholder: Hold

 .  Hold Expedia Common Stock

 .  Expedia option holders will receive approximately 1
   Expedia warrant for every 5 Expedia shares*

     *(actual ratio = 0.1920 warrants for 1 share)

                                      20
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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Expedia Shareholder:

Hold Example


Before Transaction                                            After Transaction


                                                   \
                           -------------------------
                                                   /

1,000 EXPE Common         1 warrant (approximately)*          1,000 EXPE Common
                             for every 5 options                      &
                                                              192 EXPE Warrants*

                * (actual ratio = 0.1920 warrants for 1 share)

                                      21
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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Expedia Shareholder: Exchange


  Exchange Expedia Common Stock for USAI bundled securities which include:

        $17.50 worth of USAI Common Stock
        $17.50 worth of USAI Preferred Stock
        $ 5.00 worth of USAI Warrants Issued
        ------
        $40.00  Theoretical value per each Expedia common share

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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Exchange Example


Before Transaction                                        After Transaction

                                                 \
                         -------------------------
                                                 /

1,000 EXPE Common         1 bundled security for       648 USAI Common Shares
                            each EXPE common           350 USAI Preferred Shares
Valued at $40 per                 share                418 USAI Warrants
share for the exchange                                 -----------------
                                                       $40,000 Total Value

                                                       Assumes USAI price of $27

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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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USAI Bundled Security


Common Shares
 -- Company stock with voting rights

Preferred Shares
 -- Receives dividends (currently 1.99%)
 -- $50 Face Value
 -- Convertible into common stock in year at a ratio of (1:1.48)
 -- Better conversion rate if USAI stock price is higher

Warrants
 -- Traded on Public Exchange
 -- $35.10 Exercise Price
 -- Immediately vested upon receipt

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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Common and Preferred Stock Tax
Details (German employees)


At Exchange: Capital Gain (no tax if held shares greater than 1 year)

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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Common and Preferred Stock Tax
Details (Belgian employees)


Hold:  Receipt of warrants is taxable benefit


At Exchange:
   Taxation will depend on the market value of Expedia and USA bundled securities at exchange.


                                      26
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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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To Exchange or Not to Exchange


Considerations:

 .  Your personal financial situation

 .  Exchange could be a tax-efficient way to diversify

 .  Personal view of EXPE and USAI future stock performance

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[LOGO OF EXPEDIA, INC.]                    For Shareholders

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Shareholder Schedule



             ~9/15/01         ~10/15/01
               /                 /                  \
    -------------------------------------------------
              /                 /                   /
             \/                \/
           Record          Shareholder
            Date              Mtg.


                                      28
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[LOGO OF EXPEDIA, INC.]                         For Option and Shareholders

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Summary Points


 . Microsoft option holders must exercise their vested options within 3 months of closing the deal or the options will expire

 .  Option holders will receive warrants

 .  Shareholders have 2 choices:
   -- Hold EXPE shares and receive Expedia warrants
   -- Exchange EXPE shares for USAI bundled securities

 .  Business as usual

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[LOGO OF EXPEDIA, INC.]                    For Option and Shareholders

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                      Tentative time-table from July 16, 2001


--------------------------------------------------------------------------------------
Date                    Shareholders                    Option holders
--------------------------------------------------------------------------------------
July 16                 Announcement of Transaction     Announcement of Transaction
--------------------------------------------------------------------------------------
July 17 - Sept. 30      Employee Seminars               Employee Seminars
--------------------------------------------------------------------------------------
Approximately four      Receive shareholder
weeks from today        information packet
--------------------------------------------------------------------------------------
Prior to shareholder    Shareholder must decide to      Warrants offered to option
meeting                 accept or decline exchange      holders
                        offer
--------------------------------------------------------------------------------------
Approximately 90        Shareholder meeting
days from today
--------------------------------------------------------------------------------------
After shareholder       Warrants are issued to          Warrants do not begin to vest
meeting                 shareholders                    until 90 days after close of
                                                        deal

                                                        Warrants vest at same schedule
                                                        as underlying options
--------------------------------------------------------------------------------------

                                      30